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CHRISTOPHER W. BETTS

WILL H. CAI ^

EDWARD H.P. LAM ¿*

HAIPING LI *

RORY MCALPINE ¿

CLIVE W. ROUGH ¿

JONATHAN B. STONE *

ALEC P. TRACY *

^ (ALSO ADMITTED IN CALIFORNIA)

¿ (ALSO ADMITTED IN  ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

GREGORY G.H. MIAO (NEW YORK)

ALAN G. SCHIFFMAN (NEW YORK)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com CONFIDENTIAL August 31, 2015

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Dietrich King, Assistant Director

David Lin, Staff Attorney

Amit Pande, Accounting Branch Chief

Benjamin Phippen, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yirendai Ltd. (CIK No. 0001631761)
Supplemental Submission to the Staff

Dear Mr. King, Mr. Lin, Mr. Pande and Mr. Phippen:

On behalf of our client, Yirendai Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the additional questions raised by the Staff during the Company’s telephone discussion with the Staff on August 20, 2015 (the “August 20 Call”) relating to certain comments contained in the Staff’s letter dated July 24, 2015 (the “July 24 Comment Letter”). The Staff’s relevant comments from the July 24 Comment Letter are reproduced below, including the Company’s original responses in a letter dated August 7, 2015, and are followed by the Company’s responses to the additional questions raised by the Staff on the August 20 Call.

Securities and Exchange Commission

August 31, 2015

Capitalized terms used but not otherwise defined herein have the meanings set forth in the draft registration statement on Form F-1 submitted by the Company via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act on August 7, 2015 (the “August 7 Submission”).

1.	Questions relating to the Disclosure of VIE Assets

Comment 11 of the July 24 Comment Letter, last bullet point:

You disclose on page 75 that the online consumer finance marketplace business was commenced in March 2012. Confirm that this business was the Yirendai Business. In addition, tell us whether the Yirendai Business was presented retrospectively in Heng Cheng when the assets were contributed by CreditEase’s subsidiaries in 2014 and if so, for what periods.

The Company’s original response in the August 7 Submission:

The Company respectfully confirms that the online consumer finance marketplace business commenced in March 2012 was the Yirendai Business. The Yirendai Business was presented retrospectively in Heng Cheng for all periods presented, as assets were contributed by CreditEase’s subsidiary and VIE in 2015.

Follow-up question from the August 20 Call:

The Staff noted that upon contribution of the Yirendai Business into Heng Cheng in the first quarter of 2015, substantially all the consolidated net assets are hosted within a VIE. The Staff asked what consideration had the Company given to provide the VIE disclosures for the predecessor periods, in lieu of the current legal structure and whether it would help the investors’ understanding of the Company’s financial statements.

Heng Cheng, the VIE of the Company, began operating the Yirendai Business in December 2014. In the August 7 Submission, the difference between the total assets of the Yirendai group as of December 31, 2014 and those of Heng Cheng amounted to $62.4 million. This difference represented the assets held by a subsidiary of CreditEase (Puxin Hengye Technology Development (Beijing) Co., Ltd. or “Puxin Hengye”) and a consolidated VIE of CreditEase (CreditEase Huimin Investment Management (Beijing) Co., Ltd., or “CreditEase Huimin”) that operated the Yirendai Business. While the assets and liabilities associated with the Yirendai Business had not been legally transferred to Heng Cheng as of December 31, 2014, such assets and liabilities were included in the consolidated balance sheets of the Company as of December 31, 2013 and

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August 31, 2015

2014 because the consolidated financial statements were prepared on a carved-out basis. Since the assets and liabilities were carved out from Puxin Hengye and CreditEase Huimin, and those legal entities were not contributed to Heng Cheng, the assets and liabilities that were included as the ongoing business were not considered assets and liabilities held by a VIE in the carve-out financial statements, even though the contribution was considered a transfer between entities under common control.

The Company respectfully submits to the Staff that the Company is not aware of specific authoritative literature addressing the presentation of carve-out financial statements, in particular with regard to the subsequent transfer between entities under common control. Because the transaction excluded the legal structure of CreditEase, the Company believes that the referenced disclosures are not necessary. However, the Company agrees with the Staff’s observation that those disclosures may be useful to an investor’s understanding of the trend of the Company’s business operations. The Company proposes to provide additional disclosure by reflecting those assets and liabilities as if they were assets and liabilities of a VIE during the predecessor periods.

The Company proposes to update Note 2 of the financial statements for the years ended December 31, 2013 and 2014 on page F-13 of the August 7 Submission as follows:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Basis of consolidation

Risk in relation to the VIE structure - continued

The following financial statement amount and balances of Heng Cheng was included in the accompanying consolidated financial statements:

	December 31, 2013	December 31, 2014
Total assets	4,933	64,825
Total liabilities	1,775	28,813

	For the years ended December 31
	2013	2014
Net revenue	3,131	31,893
Net loss	8,342	4,497

	For the years ended December 31
	2013	2014
Net cash used in operating activities	11,274	36,848

Securities and Exchange Commission

August 31, 2015

Heng Cheng began to provide services through an online marketplace connecting borrowers and investors in December 2014. Currently, Heng Cheng operates with website www.yirendai.com.

2	Questions relating to Servicing Asset and Liability

Comment 7 of the July 24 Comment Letter:

We note in your “Stage 5” disclosures on page 116 that you must authorize the transfer of loan repayments to the investor and you are involved in the collection process for delinquent loans. However, you then disclose that you outsource all stages of the collections process to CreditEase. Please revise your disclosures to clarify what day-to-day activities related to the loans and the collection process you perform versus CreditEase. Clarify also who makes the decisions for default services and / or any remediation processes such as restructurings of loans.

The Company’s original response in the August 7 Submission:

In response to the Staff’s comment, the Company has revised its disclosure on page 117 of the Revised Draft Registration Statement.

Follow-up question from the August 20 Call:

The Staff requested that the Company elaborate its consideration of the applicability of the guidance in ASC860-50 regarding the recognition of servicing assets and liabilities based on the fact that the Company outsources to CreditEase certain collection processes associated with its business activities and assumes the obligation to service the loans made by the investors.

The Company respectfully clarifies to the Staff that although the Company outsources all stages of the collection process to CreditEase, the Company handles all decisions to restructure or defer delinquent loans that are above a certain threshold (RMB150,000), and the CreditEase’s collection teams have the discretion to make restructuring or deferring decisions with respect to loans that are below the threshold. The Company proposes to revise the last sentence of the third paragraph under the heading “Stage 5: Servicing and Collections” on page 117 of the August 7 Submission as follows:

Although all stages of the collections process are outsourced to CreditEase, we handle all decisions to restructure or defer delinquent loans that are above a certain threshold, while CreditEase collection teams have the discretion to make decisions for the loans that are below such threshold.

Furthermore, the Company respectfully clarifies to the Staff that after further consideration of the guidance in ASC860-50, in particular the

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August 31, 2015

guidance in ASC 860-50-25-1 (c), the Company has concluded that it assumes the obligation to provide services to the loan originated on the Company’s platform, and therefore its arrangements with investors may include a servicing asset/liability for the loans the Company services.

Notwithstanding the above, the Company has concluded that no servicing asset or liability should be recorded for the three-month period ended March 31, 2015, because the Company was adequately compensated for providing the loan services based on the revenue allocated under the multiple element revenue recognition analysis. The Company reached this conclusion by comparing the revenue recognized for the post-loan services under the multiple element analysis and the estimated market prices of providing such post-loan services, noting that the revenue allocated is not materially different from the market price with respect to the loans facilitated in the three-month period ended March 31, 2015. As a result, no servicing asset or liability was recorded.

However, the Company notes that if facts and circumstances change in the future, the Company may need to record servicing assets or liabilities in future periods. In particular, a servicing obligation may need to be recognized if the Company’s marketing strategies change and it starts offering larger servicing discounts, or a servicing asset or liability may arise if the fair value of the risk reserve financial guarantee increases (resulting in servicing obligation) or decreases (resulting in servicing asset) and therefore may impact the relative selling price allocation of revenue to the servicing element.

In reaching the conclusion that the allocated servicing fees represent adequate compensation, the Company notes that it provides loan origination services to match borrowers with investors and after a loan is originated, the Company sends payment reminders to the borrower based on the payment schedule, transfers the payment from the borrower to the investor by outsourcing it to a third-party online payment service provider and provides collection (outsourced to CreditEase) and risk reserve services if a borrower defaults. The Company also helps existing investors reinvest and identify new investors in the event that the existing investors wish to sell their loans on hand.

The Company outsources all stages of the collections process (except for sending reminder messages to the borrowers in the first fourteen days of delinquency) to CreditEase. The collection service fee payable by the Company to CreditEase is calculated as a pre-determined percentage of the actual amount of delinquent loans collected. The Company retains the decision makings with respect to default loans that are above a certain threshold, including default loan services and / or remediation processes such as restructurings of loans, if any.

Securities and Exchange Commission

August 31, 2015

3	Questions relating to Risk Reserve Fund Accounting

Comment 4 of the July 24 Comment Letter, second bullet point:

You disclose on page 85 that you recognize revenue on the upfront transaction fee upon completion of the service of facilitating loan origination only to the extent the upfront fee exceeds the stand-ready liability related to the risk reserve fund. We also note your risk reserve fund rollforward on page F-37 and that during the three months ended March 31, 2015 you recorded a provision of $15.7 million related to the liability. Please address the following related to your accounting for the risk reserve fund:

•	Explain in greater detail how you account for your guarantee of principal and accrued interest to an investor once a loan is originated and the accounting guidance you apply (e.g. ASC 460);

The Company’s original response in the August 7 Submission:

The Company respectfully advises the Staff that once a loan is originated, the Company recognizes a stand-ready liability related to the risk reserve fund service as the higher of the fair value of the future repayments and the probable contingent liability amount required to be recognized at inception of the guarantee, in accordance with ASC 460-10-30-3. The Company estimates the fair value of the future repayments as 6% of the total loan facilitation amount, which equals the risk reserve fund set aside by the Company. Please refer to Note 3 on page F-39 of the Revised Draft Registration Statement for an explanation of the determination of the fair value of the future repayment. The probable contingent liability amount (which is covered by guidance from ASC 450-20) is also equal to the risk reserve fund set aside by the Company, as management believes the payment of the full risk reserve amount is probable at the inception of each loan.

As a result, the stand-ready liability is recognized as the full risk reserve amount, with the offsetting entry being the debit for the cash received from the transaction fees upfront in accordance with ASC 460-10-55-23 (b).

Neither ASC 460 nor ASC 450-20 provides explicit guidance on the interaction between ASC 460 and ASC 450-20 after initial recognition. Accordingly, entities should establish a systematic and rational method with a reasonable basis for support for subsequent accounting. According to ASC 460-10-35-1, the liability that the guarantor initially recognized would typically be reduced (by a credit to earnings) as the guarantor is released from risk under the guarantee. And normally, the recognition of a contingent liability results in the recognition of expenses in earnings. In the Company’s case, the estimated stand-ready liability equals the estimated contingent liability. As there is no specific authoritative

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August 31, 2015

guidance addressing the day-two income statement presentation for financial guarantee the Company considered that netting the changes in the guarantee is more representative of the Company’s obligation, therefore no separate guarantee revenue or guarantee provision expense have been recognized in the Consolidated Statement of Operations.

The stand-ready liability is reduced when the Company makes payments to investors.

In response to the Staff’s comment, Note 2 of the Unaudited Condensed Consolidated Financial Statements for the three-month period on page F-37 has been revised to clarify the subsequent accounting of the guarantee liability.

Follow up questions from the August 20 Call:

•	The Company asserted in its August 7 Submission that the risk reserve maximum obligation was capped at 6%. The Staff asked, in the context of determining that a cap on the obligation exists, that the Company provide further explanation as to how the Company considered the fact that even though investors only collect on a prorate basis in a particular month if the risk reserve fund is fully exhausted, the investors would be entitled to future cash from the risk reserve fund if the Company generates business in a future period and the investor has not withdrawn from the platform.

After further consideration of the guidance and the comments made by the Staff, the Company respectfully advises the Staff the following: although the repayment to be made by the Company is capped at the risk reserve fund balance, which is currently set at 6% of the total loan facilitation amount, the newly replenished risk reserve fund in the future will also be eligible to be used as repayment due to the growth of the loan facilitation amount. As a result, the Company has reconsidered its initial view and determined that its financial guarantee obligation is not capped at the currently available risk reserve fund balance, as the Company expected that investors would not withdraw from the Company’s platform for a sufficient period of time and therefore will continue to receive pro rata payments from future contributions to the risk reserve fund, as long as the future growth is sufficient to cover the estimated loss in excess of the currently available risk reserve fund balance.

•	What process has been gone through to determine the initial amount recognized for the stand ready liability?

The Company respectfully advises the Staff that once a loan is originated, the Company recognizes a stand-ready liability related to the risk reserve

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August 31, 2015

fund service as the estimated fair value of the future cash flow in accordance with ASC 460-10-30-2. Following the August 20 Call, the Company revisited the estimate of the fair value and estimated the fair value of the risk reserve fund to be 6.03% of the total loan facilitation amount, taking into account the fact that the Company would not be prevented from repaying more than 6% as long as there are sufficient incoming reserves in the future. The Company is of the view that the revised estimate of the fair value at 6.03% is not materially different from the 6% previously capped, as such, no adjustment would be made to the Company’s financial statements.

The fair value of the future cash flow of the risk reserve fund is estimated by applying a discounted cash flow model based on the current product mix under assumptions of the expected net charge-off rates, expected collection rate, growth rates and discount rate. For each loan grade, the expected charge-off rate is estimated using an average charge-off rate of the best and worst cases of the historical performance data of the Company’s products and similar products from CreditEase. The Company believes that within the range of the best and the worst charge-off rates, no amount is a better estimate than any other amount, as each potential charge-off rate is equally possible to be the actual charge-off rate. There were no performance histories of Grade B and C loans that could be referred to, but according to the Company’s credit scoring model, Grade B and C loans bear risks higher than Grade A but lower than Grade D. The expected collection rate of default loans is based on the average historical collection rate of products of the Company and similar products of CreditEase. The growth rate assumption is developed based on the industry growth rate and the Company’s long-term business expansion plan. The discount rates used are the Company’s estimates of the rates of equity return. As the Company did not conduct any debt or equity financing historically, the discount rate used is estimated based on public information of cost of equity of comparable companies in the U.S., adjusted upward as the Company operates in the PRC. Key assumptions include that there will be no significant changes in the near term in macroeconomic factors that will materially impact the charge-off rates of a particular loan grade, such as the unemployment rate and salary levels in the PRC.

The stand-ready liability is recognized as the fair value of the future cash flow of the risk reserve fund and as an allocation of the upfront transaction fees, in accordance with ASC 460-10-55-23 (b).

In the August 7 Submission, the Company made an imprecise statement that “(G) given the current and expected future product mix, the Group estimates that the future overall loan charge-off rate will be no less than 7%”, which seems to indicate that 7% is the probable estimate of the future charge off. To clarify, what the Company meant to say is that the probability weighted average of non-discounted future charge-off rate will be around 7%.

Securities and Exchange Commission

August 31, 2015

In addition, in the August 7 Submission, the Company incorrectly stated that it believes the payment of the full risk reserve amount is probable at the inception of each loan, which results in the recording of a contingent liability of the risk reserve at the reserve amount. To clarify, the Company’s expectation is that future payments from the risk reserve fund, which will be incurred over time as changes in individual borrowers situations occur, are more likely than not to be higher than the full risk reserve amount but are not probable at the inception of a loan. There is no actual loss incurred at the inception of the loan. As a result, no contingent liability has been recorded at the inception.

•	How did the Company consider subsequent changes to the obligation (i.e. ASC 450-20)

As discussed above, at the inception of the guarantee, based on the loan origination guidelines the Company follows, no individual borrower is probable to default, therefore the Company only recognizes the fair value of the stand ready obligation. The probable contingent liability amount (which is currently covered by guidance from ASC 450-20, previously FAS 5) is to be recorded when the loss becomes probable.

Because the Company believes that the future losses could be higher than the fair value of 6%, the future losses, being recorded as contingent liability in excess of the 6% stand ready, will be recognized as expenses.

Neither ASC 460 nor ASC 450-20 provides explicit guidance on the interaction between ASC 460 and ASC 450-20 after initial recognition. Accordingly, a company should establish a systematic and rational method with a reasonable basis for support for subsequent accounting. According to ASC 460-10-35-1, the liability that the guarantor initially recognized would typically be reduced (by a credit to earnings) as the guarantor is released from risk under the guarantee. And normally, the recognition of a contingent liability results in the recognition of expenses in earnings.

As there is no specific authoritative guidance addressing the day-two income statement presentation for financial guarantee, the Company considered that netting the changes in the guarantee is more representative of the Company’s obligation, therefore no separate guarantee revenue or guarantee provision expense is recognized in the Company’s Consolidated Statement of Operations, until eventually the recorded contingent liability exceeds the fair value stand-ready liability, which will result in a recognition of expenses in the amount of the contingent liability in excess of the stand-ready liability, or result in a recognition of revenue if otherwise. The Company believes this approach is appropriate under the circumstances due to the nature of the risk covered.

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August 31, 2015

The stand-ready liability is reduced when the Company makes payments to investors.

In response to the Staff’s comment, the Company proposes to revise Note 2 of the Unaudited Condensed Consolidated Financial Statements for the three-month periods ended March 31, 2014 and 2015 on page F-37 of the August 7 Submission to clarify the subsequent accounting of the guarantee liability and the estimation of the contingent liability, and Note 3 of the Unaudited Condensed Consolidated Financial Statements for the three-month periods on page F-38 of the August 7 Submission to clarify the initial recognition of financial guarantee obligation and subsequent measurement of the estimate. The Company proposes the following changes to Note 2 and Note 3:

Note 2

Liabilities from risk reserve fund service

Starting from January 1, 2015, the Group terminated the relationship with the guarantee company and launched a new investor protection service in the form of a financial guarantee called the risk reserve fund. If a loan originated after January 1, 2015 defaults, the Group guarantees the principal and accrued interest repayment of the defaulted loan up to the balance of the risk reserve fund on a portfolio basis. Currently the Group puts aside into a fund 6% of the total loan facilitation amount. Although not expecting the percentage to change in the short term, the Group reserves the right to revise it upwards or downwards as a result of the Group’s continuing evaluation of factors such as market dynamics as well as of our product lines, profitability and cash position.

The decision to set this cap at a level below the Group’s estimated future overall loan charge-off rate is a function of the risk reserve fund’s status as a service designed to improve investor satisfaction, as well as a desire to set a cap that is both comparable with those utilized by the Group’s peers in the China market and which does not excessively affect the Group’s profitability and free cash flows.

The Group recognizes a stand-ready liability related to the investor protection service at the estimated fair value of the future cash flow of the risk reserve fund. The Group estimates the fair value to be 6.03% of the total loan facilitation amount, which is approximate to the risk reserve fund set aside. Refer to Note 3 on page F-39 for the determination of the fair value of the future repayment. This estimation considered the fact that although the repayment made by the Group is capped at the risk reserve fund balance, which is currently set at 6% of the total loan facilitation amount, due to the growth of the loan facilitation amount, the newly replenished risk reserve fund in the future will also be eligible to be used as repayment.

As a result, the stand-ready liability is recognized at the fair value at inception as an allocation of the upfront fees received. The probable contingent liability is recorded when the loss becomes probable. Any future contingent liability recorded in excess of the stand-ready liability would be recognized as an expense when incurred.

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August 31, 2015

The stand-ready liability is reduced when the Group makes payments to investors.

The movement of stand-ready liability during the three months ended March 31, 2015 is as follow:

At January 1, 2015	—
Provision (Note)	15,686
Payment	(99)

At March 31, 2015	15,587

Note: Amount represents upfront fees allocated, which increase the stand-ready liability.

The maximum potential liability for the risk reserve fund is the full loan amount plus two months’ interest.

Note 3

FAIR VALUE OF SERVICE PROVIDED FOR INVESTOR PROTECTION SERVICES

The fair value of the future cash flow of the risk reserve fund is estimated by applying a discounted cash flow model based on the current product mix under assumptions of the expected net charge-off rates, expected collection rate, growth rates and discount rate. For each loan grade, the expected charge-off rate is estimated using an average charge-off rate of the best and worst cases of the historical performance data of products of the Group and similar products of CreditEase. The Group believes that within the range of the best and the worst charge-off rates, no amount is a better estimate than any other amount as each potential charge-off rate is equally possible to be the actual charge-off rate. There were no performance history of Grade B and C loans that can be referred to, but according to the credit scoring model, Grade B and C loans bear risks higher than Grade A but lower than Grade D. Expected collection rate of default loans is based on the average historical collection rate of products of the Group and similar products of CreditEase. The growth rate assumption is developed based on industry growth rate and the Group’s long-term business expansion plan. The discount rates for the projected cash flows of the risk reserve repayments are the Group’s estimates of the rates of equity return. As the Group did not conduct any debt or equity financing historically, the discount rate used is estimated based on public information of cost of equity of comparable companies in the U.S., adjusted upward as the Group operate in the PRC. Key assumptions include that no significant changes in the near term in macroeconomic factors that will materially impact the charge-off rates of a particular loan grade, such as the unemployment rate and salary levels in the PRC.

The probable contingent liability amount is estimated as the probable undiscounted future charge off based on the facts and circumstances of each loan.

After taking into account market dynamics, the pricing grade of each product line, the Group’s profitability as well as cash management, the Group considers that the fair value of the stand-ready liability of the risk reserve fund service is 6.03% which is approximate to the risk reserve fund balances set aside. Under the current risk reserve fund agreement entered into between the Group and investors, investors are inherently exposed to the risk for not receiving the full amount of the defaulted loan from the risk reserve fund. Please refer to Note 2 on page F-37 for details regarding the risk reserve fund.

Securities and Exchange Commission

August 31, 2015

4	Questions relating to Multiple Element Revenue Recognition

Comment 4 of the July 24 Comment Letter, first bullet point:

You disclose on page 85 that you recognize revenue on the upfront transaction fee upon completion of the service of facilitating loan origination only to the extent the upfront fee exceeds the stand-ready liability related to the risk reserve fund. We also note your risk reserve fund rollforward on page F-37 and that during the three months ended March 31, 2015 you recorded a provision of $15.7 million related to the liability. Please address the following related to your accounting for the risk reserve fund:

•	Tell us what service(s) you provide, other than facilitation of the loan, to the borrow that relate to the transaction fee;

The Company’s original response in the August 7 Submission:

The Company respectfully advises the Staff that other than the facilitation of the loan, the Company also provides risk reserve fund services and other miscellaneous services such as sending payment reminder text messages to borrowers during the first fourteen days of loan delinquency, and instructing third-party payment platforms to transfer principal repayment and interest payment.

With the launching of investor protection service in January 2015, in accordance with ASC 460-10-55-23 (b), the Company allocates the upfront transaction fee from the borrower to offset the stand-ready liability related to the risk reserve fund, which is recorded at the estimated fair value of the guarantee according to ASC 460-10-30-2 (b). Thus the revenue on the upfront transaction fee is recognized only to the extent the upfront fee exceeds the stand-ready liability. In response to the Staff comment, the Company has revised its disclosure on page F-37 of the Revised Draft Registration Statement to more accurately describe the US$15.7 million as “upfront fees allocated” rather than as a “provision.”

Follow up questions from the August 20 Call:

The Staff summarized their understanding of how the Company recognized revenue as follows:

The Company considers the combination of the arrangement with the borrower and the investor as a combined arrangement (the Combined Arrangement) that should be accounted for as a multiple element arrangement pursuant to ASC 605-25. The Company has identified three deliverables under the Combined Arrangement, (financial guarantee under the risk reserve program,

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August 31, 2015

facilitation/origination services, and post origination services). The Company has concluded that each deliverable represents a separate unit of account, and consistent with the separation guidance in allocating the consideration, it first allocates the consideration to the risk reserve financial guarantee with the residual being allocated between the other two deliverables on a relative selling price basis. Because the Company collects a significant portion of the fees associated with the non-guarantee deliverables, the Company recognizes the revenue for those deliverables on a cash basis.

Please confirm that the Staff’s understanding is accurate.

Yes, the summary above is accurate.

Assuming the Staff summary is accurate please explain the basis for the Company to combine the contracts with borrower and the contract with investor in applying multiple element accounting?

The Company respectfully advises the Staff that it provides services through several separate contracts, including the Yirendai lending and service agreement (an agreement among the Company, an investor and a borrower), the risk reserve fund service agreement between the Company and an investor, and the Yidingying agreement for lending consultation and services (the contract through which the Company helps new and existing investors invest and reinvest using the automated investment tool). The Company considers the services provided to borrowers and investors as one multiple deliverable revenue arrangement.

In the Company’s view, the investors are the only customers of all the services provided by the Company, although both borrowers and investors appear to be the customers of the Company. The underlining business transaction of all the arrangements among the Company, the borrowers and the investors are the loan relationship between the borrowers and the investors. The Company acts as an agent of the investors in facilitating the loan transactions, and provides post-loan origination services and risk reserve services to the investors.

ASC Subtopic 605-25 focuses on both the substance and form of an arrangement. Therefore, the fact that separate contracts with the same customer (investor) at or around the same time does not by itself provide sufficient evidence to overcome the presumption that the contracts should be evaluated as a single arrangement.

Accounting standards provide indicators for situations in which separate contracts should be evaluated as a single arrangement. ASC 985-605-55-4 addresses a similar situation to determine when software contracts should be combined and identifies the following factors to consider:

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August 31, 2015

•	The contracts or agreements are negotiated or executed within a short time frame of each other.

•	The different elements are closely interrelated or interdependent in terms of design, technology, or function.

•	The fee for one or more contracts or agreements is subject to refund or forfeiture or other concession if another contract is not completed satisfactorily.

•	One or more elements in one contract or agreement are essential to the functionality of an element in another contract.

•	Payment terms under one contract or agreement coincide with performance criteria of another contract or agreement.

•	The negotiations are conducted jointly with two or more parties (for example, from different divisions of the same company) to do what in essence is a single project.

According to ASC 985-605-55-4, the existence of any of the above factors (which are not all-inclusive) may indicate that a group of contracts should be accounted for as a single multiple-element arrangement.

By analogy, the Company believes the several contracts related to the loan facilitation and post-loan origination services met several criteria above, including:

•	The contracts or agreements are negotiated or executed within a short time frame of each other;

•	The different elements are closely interrelated or interdependent in terms of design, technology, or function;

•	One or more elements in one contract or agreement are essential to the functionality of an element in another contract.

As a result, the contracts should be considered collectively and represented a multiple-element arrangement.

In the arrangement, the Company provides three major services: loan origination/facilitation services, risk reserve services to investors,1 and

[1]	According to Section 8.1 of the Yirendai risk reserve fund service agreement, Yirendai loan and service agreement and the schedules attached thereto constitute integral parts of the risk reserve fund service agreement, and have same legal force with the risk reserve fund service agreement.

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August 31, 2015

post-origination services to investors.2 Although the loan origination/facilitation services benefit both borrowers and investors at the same time, it can be regarded as a loan underwriting service provided to the investors. As a result, the Company regards the investor as the sole customer of the arrangement.

The Company regards all the post-origination services as a single deliverable because they are provided ratably over the term of the loan, so the timing of revenue recognition would not be impacted by identifying each separate discrete action as a separate deliverable.

•	How does the Company allocate consideration and recognize revenue for each of the three deliverables identified?

The Company collects fees from two major revenue streams: transaction fees paid by borrowers that the Company is entitled to retain and service fees from investors. In the first half of 2015, part of the fees were collected at the inception of the loan, and the remaining part were collected on a monthly basis over the life time of the loan.

According to ASC 605-25, when there are multiple elements of an arrangement, revenue is generally recognized on an element-by-element basis as individual elements are delivered. Revenue is allocated to the various elements in proportion to their relative estimated selling prices. But ASC 605-25-15-3 states that if one of the elements is within the scope of another codification topic, and that topic provides guidance regarding the determination of separate units of accounting and how to allocate arrangement consideration to those separate units of accounting, the arrangement or the deliverables in the arrangement that is within the scope of that topic shall be accounted for in accordance with the relevant provisions of that topic rather than the guidance in ASC 605-25 subtopic.

Specifically, ASC 605-25-15-3(d) provides that if one of the elements is a guarantee, ASC460 should apply. ASC 460-10-30-2(b) states that if a guarantee is issued as part of a transaction with multiple elements with an unrelated party, the liability recognized at the inception of the guarantee should be an estimate of the guarantee’s fair value. Further, according to ASC 460-10-55-23 (b), if a guarantee is issued in conjunction with the sale of assets, a product, or a business, the overall proceeds (such as the cash received or receivable) should be allocated between the consideration being remitted to the guarantor for issuing the guarantee

[2]	Although the Yirendai loan and service agreement stipulates that the Company provides repayment reminder and account management (repayment cash processing) services to the borrower, such services actually are provided for the benefit of the investors to collect the repayment on time. The Company views these services as service provided to investors.

Securities and Exchange Commission

August 31, 2015

and the proceeds from the sale. That allocation would affect the calculation of the gain or loss on the sale transaction. Although ASC 460-10-55-23 (b) is about sales of asset, product or business, not providing services, but by analogy, the Company believes that this guidance applies in the present case of the Company.

As a result, the initial amount determined in accordance with ASC 460 related to the stand-ready liability of the risk reserve fund is deducted from the upfront transaction fees collected initially.

Furthermore, the Company considered how to allocate the remaining proceeds between the other two elements, loan origination/facilitation services and post-origination services. Pursuant to ASC 605, when a sales arrangement contains multiple deliverables, the Company should allocate revenue to each deliverable based on its relative selling price, which is determined based on its vendor specific objective evidence (“VSOE”) if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price (“ESP”) if neither VSOE nor TPE is available.

The Company follows the selling price hierarchy established by ASC 605 to determine the revenue allocation. Due to the innovative business model and the differentiation from competitors’ business strategies, the VSOE and TPE of origination/facilitation services and the automated investment tool services (which is one of the several post-origination services provided to investors) are difficult to obtain. Thus, the Company establishes ESP for these services provided, which takes into account internal factors relevant to its pricing practices such as costs to be incurred during the delivery of each of the services, profit margin for similar arrangements, customer demand, effect of competitors on the Company’s services, and other market constraints. For collection services and cash processing services (both of which are part of the post-origination services provided to investors), the Company uses TPE of selling price for these two services. On average, the allocation resulted in majority of the revenue being allocated to the loan origination/facilitation services, and the rest of the revenue being allocated to the post-loan origination services. The fees collected at the inception of the loan are not sufficient to match the allocated origination/facilitation services revenue that should be recognized upfront.

As a result, the transaction fees collected upfront are allocated to loan origination/facilitation service and the upfront portion is recognized when the loan origination/facilitation service is provided. The transaction fees collected on a monthly basis are not recognized until the cash is collected, by analogy to the example in ASC 605-10-S99-1 SAB TOPIC 13.A, paragraph 4.d (Claims processing and billing services), which states the following: [Emphasis added]

Securities and Exchange Commission

August 31, 2015

Facts: Company M performs claims processing and medical billing services for healthcare providers. In this role, Company M is responsible for preparing and submitting claims to third-party payers, tracking outstanding billings, and collecting amounts billed. Company M’s fee is a fixed percentage (e. g., five percent) of the amount collected. If no collections are made, no fee is due to Company M. Company M has historical evidence indicating that the third-party payers pay 85 percent of the billings submitted with no further effort by Company M. Company M has determined that the services performed under the arrangement are a single unit of accounting.

Question: May Company M recognize as revenue its five percent fee on 85 percent of the gross billings at the time it prepares and submits billings, or should it wait until collections occur to recognize any revenue?

Interpretive Response: The staff believes that Company M must wait until collections occur before recognizing revenue. Before the third-party payer has remitted payment to Company M’s customers for the services billed, Company M is not entitled to any revenue. That is, its revenue is not yet realized or realizable. Until Company M’s customers collect on the billings, Company M has not performed the requisite activity under its contract to be entitled to a fee. Further, no amount of the fee is fixed or determinable or collectible until Company Ms’ customers collect on the billings.

Based on this interpretation the Company recognizes those fees as the Company collects the fees.

As a portion of the transaction fees is allocated to the stand-ready liability related to the risk reserve fund at the estimated fair value of the guarantee according to ASC 460-10-30-2 (b), revenue is recognized upfront only to the extent the upfront fee exceeds the stand-ready liability.

The fees collected subsequently are attributable to the unrecognized portion of loan origination/facilitation revenue, and the revenue related to post-origination services, which mainly include automatic reinvesting, repayment processing, collecting on delinquent loans, and account management services. Such fees are recognized on a monthly basis over the investor’s investment period as collected.

In light of the above, the Company proposes the following changes to the part of Note 2 relating to revenue recognition in the Company’s financial statements for the years ended December 31, 2013 and 2014 and for the three-month periods ended March 31, 2014 and 2015:

Securities and Exchange Commission

August 31, 2015

Revenue recognition

The Group provides services as an online consumer marketplace connecting borrowers and investors. The Group considers all services provided to borrowers and lenders as one multiple deliverable revenue arrangement and the lenders are regarded as the sole customer. In the arrangement, the Group provides three major services: facilitation services of loan origination, risk reserve services, and post-origination services. By applying the ASC 460 guidance, an amount equal to the fair value of the stand-ready liability of the risk reserve fund is deducted from the upfront transaction fee collected from borrowers. The remaining fees are allocated based on relative selling price method of the estimated selling price of the facilitation services of loan origination and post origination services as no vendor specific objective evidence (“VSOE”) or third-party evidence (“TPE”) is available.

The Group does not have VSOE of selling price for the facilitation services of loan origination and post-origination services because it does not provide facilitation services of loan origination or post-origination services separately. In addition, TPE of selling price of the facilitation services of loan origination does not exist as no vendor separately sells the same facilitation services of loan origination and post-origination services. Therefore, the Group uses its best estimate of selling price when allocating such arrangement consideration, expect for collection and cash processing services provided in the post loan origination services, the Group uses third-party evidence of the price of selling price for such services.

In estimating its selling price for the facilitation services of loan origination and some post origination services, the Group considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Group’s services, and other market constraints.

For each type of service, the Group recognizes revenues when the following four revenue recognition criteria are met for each revenue type: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Transaction fees

Transaction fees are charged for services provided through the Group’s platform in facilitating loan originations. The transaction fee rate that the Group charges depend on the pricing grade of the loan facilitated. The Group had different collection schedule whereby it either collected the entire amount upfront, or collected a portion of the transaction fee upfront and the rest on a monthly basis over the term of the loan. Historically, the aforementioned four criteria for revenue recognition were met upon completion of the service of loan origination. The Group recognized 100% revenue and recorded no allowance for the uncollectible accounts, as all the transaction fees in relation to loan facilitated before December 31, 2014 were guaranteed by Tian Da Xin An (Beijing) Guarantee Co., Ltd. (“Tian Da Xin An”), a guarantee company.

Starting from January 2015, the collection of transaction fee from loan facilitated from January 1, 2015 is no longer guaranteed by Tian Da Sin An. The Group evaluated the following factors for uncertainty of the collectability: (i) credit risk of the portfolio; (ii) prepayment risk; (iii) risk profile change from launching new products and (iv) macroeconomic cycle, etc. and concluded that the collectability could not be reasonably assured. Thus, from first quarter of 2015, the Group recognizes the fees collected upfront as the revenue upon completion of the origination service to the extent they exceed the stand-ready liabilities related to the risk reserve fund discussed below. The Group recognizes remaining fees collected monthly as revenue when the fees are actually collected.

Securities and Exchange Commission

August 31, 2015

Service fees

Service fees mainly include the monthly management fee of the automated investing tool, risk reserve management fee, and other one-time fee received, such as selling loans over the Group’s secondary loan market.

Management fee of automated investing tool

Investors on the Group’s platform have the option to individually select specific loans to invest in or to use the automated investing tool to identify and select loans on the basis of a targeted return. Once an investor commits funds using the automated investing tool, the funds are automatically allocated among approved borrowers. The automated investing tool also automatically reinvests investors’ funds as soon as a loan is repaid, enabling investors to speed the reinvestment of cash flows without having to continually revisit the site. The Group charges the investors who choose to use the automated investing tool a management fee equals the interest return of the loans to the investor in excess of the targeted return, such fee is recognized as revenue monthly upon collection.

Other revenue

Other revenue includes penalty fee for prepayment, late payment and other service fees. The penalty fee will be charged as a certain percentage of overdue amounts in case of late payment or a certain percentage of interest over the prepaid principal loan amount in case of prepayment.

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Securities and Exchange Commission

August 31, 2015

If you have any questions regarding this supplemental submission, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com. Questions relating to accounting and auditing matters of the Company may also be directed to Elsie Zhou, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by phone at +86 10 8520-7142 or via email at ezhou@deloitte.com.cn.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Ning Tang, Executive Chairman, Yirendai Ltd.

Yu Cong, Chief Financial Officer, Yirendai Ltd.

Elsie Zhou, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Chris Lin, Esq., Simpson Thacher & Bartlett LLP